UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Elvira Ferraz 250, Sala 716, Vila

Olímpia, São Paulo - SP, 04552-040, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TABLE OF CONTENTS

ITEM
1.	Audited Consolidated Financial Statements – Arco Platform Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Arco Platform Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Arco Platform Limited (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2017.

Fortaleza, Brazil

March 19, 2019

KPMG Auditores Independentes

Rua Desembargador Leite Albuquerque, 635

Sala 501 e 502 - Aldeota

60150-150 - Fortaleza/CE - Brasil

Telefone +55 (85) 3307-5100

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Arco Platform Limited

We have audited the accompanying consolidated statements of income and comprehensive income of Arco Platform Limited and subsidiaries (‘‘the Company’’) and the related changes in equity and cash flow for the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and cash flow for the period ended December 31, 2016 of Arco Platform Limited and subsidiaries and its, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Fortaleza, Brazil

May 30, 2018

/s/ KPMG Auditores Independentes

Arco Platform Limited

Consolidated statements of financial position

As of December 31, 2018 and 2017

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	5	12,301	834
Financial investments	6	806,789	83,009
Trade receivables	7	136,611	94,936
Inventories	8	15,131	18,820
Taxes recoverable	9	11,227	5,112
Other assets		6,091	7,329
Total current assets		988,150	210,040

Non current assets
Financial instruments from acquisition of interests	14	26,630	12,511
Deferred income tax	22	99,460	5,860
Taxes recoverable	9	1,033	3,288
Financial investments	6	4,370	199
Other assets		2,286	1,295
Investments and interests in other entities	11	11,862	12,654
Property and equipment	12	13,347	9,079
Intangible assets	13	187,740	175,483
Total non current assets		346,728	220,369

Total assets		1,334,878	430,409

Liabilities
Current
Trade payables		14,845	3,918
Labor and social obligations	16	15,888	8,719
Taxes and contributions payable		2,555	1,079
Income taxes payable		17,294	17,375
Dividends payable	17	-	10,511
Advances from customers		5,997	5,898
Financial instrumvents from acquisition of interests	14	51	1,784
Accounts payable to selling shareholders	15	830	14,936
Other liabilities		428	5,454
Total current liabilities		57,888	69,674
Non-current
Financial instruments from acquisition of interests	14	25,046	11,853
Provision for legal proceedings	26	131	-
Deferred income tax	22	1,378	80
Accounts payable to selling shareholders	15	180,551	43,067
Total non current liabilities		207,106	55,000
Total liabilities		264,994	124,674

Equity
Share capital	17(a)	10	55,897
Capital reserve	17(b)	1,089,505	160,682
Earnings reserves		-	81,992
Share-based compensation reserve	16(b)	67,350	7,053
Accumulated losses		(86,687)	-
Equity attributable to equity holders of the parent		1,070,178	305,624
Non-controlling interests		(294)	111
Total equity		1,069,884	305,735

Total liabilities and equity		1,334,878	430,409

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of income (loss) and comprehensive income (loss)

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except earnings per share)

	Notes	2018	2017	2016

Net revenue	19	380,981	244,382	159,270
Cost of sales	20	(80,745)	(58,517)	(41,324)

Gross profit		300,236	185,865	117,946

Selling expenses	20	(113,270)	(65,314)	(40,317)
General and administrative expenses	20	(129,754)	(48,931)	(32,650)
Other income, net		4,856	3,299	3,606

Operating profit		62,068	74,919	48,585

Finance income	21	36,618	12,531	47,167
Finance costs	21	(198,795)	(20,389)	(1,803)
Finance result	21	(162,177)	(7,858)	45,364

Share of loss of equity-accounted investees	11	(792)	(705)	(1,111)

Profit (loss) before income taxes		(100,901)	66,356	92,838
Income taxes - income (expense)
Current		(26,553)	(31,010)	(12,961)
Deferred		44,538	8,294	(5,482)
	22	17,985	(22,716)	(18,443)

Profit (loss) for the year		(82,916)	43,640	74,395

Other comprehensive income for the year		-	-	-
Total comprehensive income (loss) for the year		(82,916)	43,640	74,395

Profit (loss) attributable to
Equity holders of the parent		(82,380)	44,255	75,129
Non-controlling interests		(536)	(615)	(734)

Basic earnings per share - in Brazilian reais	18
Class A		(1.64)	0.88	1.49
Class B		(1.64)	0.88	1.49
Diluted earnings per share - in Brazilian reais	18
Class A		(1.64)	0.85	1.44
Class B		(1.64)	0.85	1.45

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
			Earnings reserves
	Share capital	Capital reserve	Legal reserve	Retained earnings reserve	Share-based compensation reserve	Retained earnings	Total	Non- controlling interests	Total equity

Balances at January 1, 2016	48,517	81,914	2,196	49,032	3,120	-	184,779	4	184,783

Profit (loss) for the year	-	-	-	-	-	75,129	75,129	(734)	74,395
Total comprehensive income	-	-	-	-	-	75,129	75,129	(734)	74,395
Dividends paid	-	-	-	(3,056)	-	-	(3,056)	-	(3,056)
Non-controlling interest increase	-	-	-	-	-	-	-	846	846
Share-based compensation plan	-	-	-	-	2,043	-	2,043	-	2,043
Legal reserve	-	-	3,756	-	-	(3,756)	-	-	-
Minimum mandatory dividends	-	-	-	-	-	(17,843)	(17,843)	-	(17,843)
Earnings retention	-	-	-	53,530	-	(53,530)	-	-	-

Balances at December 31, 2016	48,517	81,914	5,952	99,506	5,163	-	241,052	116	241,168

Profit (loss) for the year	-	-	-	-	-	44,255	44,255	(615)	43,640
Total comprehensive income	-	-	-	-	-	44,255	44,255	(615)	43,640
Dividends paid	-	-	-	(57,210)	-	-	(57,210)	-	(57,210)
Capital increase	7,380	78,768	-	-	-	-	86,148	-	86,148
Non-controlling interest increase	-	-	-	-	-	-	-	610	610
Share-based compensation plan	-	-	-	-	1,890	-	1,890	-	1,890
Legal reserve	-	-	2,213	-	-	(2,213)	-	-	-
Minimum mandatory dividends	-	-	-	-	-	(10,511)	(10,511)	-	(10,511)
Earnings retention	-	-	-	31,531	-	(31,531)	-	-	-

Balances at December 31, 2017	55,897	160,682	8,165	73,827	7,053	-	305,624	111	305,735

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
			Earnings reserves
	Share capital	Capital reserve	Legal reserve	Retained earnings reserve	Share-based compensation reserve	Accumulated losses	Total	Non- controlling interests	Total equity

Balances at December 31, 2017	55,897	160,682	8,165	73,827	7,053	-	305,624	111	305,735
Change in accounting policy (Note 2.4)	-	-	-	-	-	(4,307)	(4,307)	-	(4,307)
Balances at January 1, 2018	55,897	160,682	8,165	73,827	7,053	(4,307)	301,317	111	301,428

Loss for the year	-	-	-	-	-	(82,380)	(82,380)	(536)	(82,916)
Total comprehensive loss	-	-	-	-	-	(82,380)	(82,380)	(536)	(82,916)
Corporate reorganization	(55,890)	63,444	(8,165)	(73,827)	-	-	(74,438)	-	(74,438)
GA Holding – tax benefit on tax deductible goodwill	-	46,314		-	-	-	46,314	-	46,314
Capital increase – Alfaco	-	3,091		-	-	-	3,091	-	3,091
Issuance of common shares in initial public offering	3	895,179		-	-	-	895,182	-	895,182
Share issuance costs	-	(79,205)		-	-	-	(79,205)	-	(79,205)
Non-controlling interest	-	-	-	-	-	-	-	131	131
Share-based compensation plan	-	-		-	60,297	-	60,297	-	60,297

Balances at December 31, 2018	10	1,089,505	-	-	67,350	(86,687)	1,070,178	(294)	1,069,884

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of cash flows

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais)

	2018	2017	2016

Operating activities
Profit (loss) before income taxes	(100,901)	66,356	92,838
Adjustments to reconcile profit (loss) before income taxes
Depreciation and amortization	19,594	14,288	5,757
Inventory reserves	7,252	4,481	4,533
Allowance for doubtful accounts	9,588	5,227	5,613
Residual value of property and equipment and intangible assets disposed	138	664	8
Financial instruments from acquisition of interests	(659)	6,657	(31,682)
Changes in accounts payable to selling shareholders	130,378	-	-
Share of loss of equity-accounted investees	792	705	1,111
Changes in fair value of step acquisitions	-	(1,184)	-
Share-based compensation plan	60,297	1,890	2,043
Accrued interest	8,704	11,179	101
Provision for legal proceedings	131	-	-
Foreign exchange loss	34,435	-	-
	169,749	110,263	80,322
Changes in assets and liabilities
Trade receivables	(57,020)	(24,347)	(13,641)
Inventories	(3,563)	(8,914)	(8,312)
Taxes recoverable	(3,807)	(2,777)	(2,608)
Other assets	(2,254)	(320)	(2,777)
Trade payables	10,256	(1,512)	211
Labor and social obligations	7,169	3,081	2,277
Taxes and contributions payable	1,476	553	(521)
Advances from customers	99	3,950	(1,639)
Other liabilities	(3,342)	(654)	2,970

Cash generated from operations	118,763	79,323	56,282

Income taxes paid	(26,639)	(16,673)	(15,045)
Net cash flows from operating activities	92,124	62,650	41,237

Investing activities
Acquisition of property and equipment	(6,854)	(5,314)	(1,591)
Payment of investments and interests in other entities	(2,000)	(19,900)	(7,300)
Acquisition of subsidiaries, net of cash acquired	(14,756)	(28,347)	(32,657)
Acquisition of intangible assets	(29,403)	(6,047)	(5,563)
Financial instruments from acquisitions of interests	-	-	(2,900)
Financial investments	(727,951)	(17,361)	25,797
Other	-	(300)	(707)
Net cash flows used in investing activities	(780,964)	(77,269)	(24,921)
Financing activities
Capital increase	3,091	86,148	-
Capital increase - proceeds from initial public offering	895,182	-	-
Share issuance costs	(78,531)	-	-
Dividends paid	(85,000)	(75,053)	(13,487)
Others	-	-	846
Net cash flows from (used in) financing activities	734,742	11,095	(12,641)

Net foreign exchange difference	(34,435)	-	-

Increase (decrease) in cash and cash equivalents	11,467	(3,524)	4,358

Cash and cash equivalents at the beginning of the year	834	4,358	3,675
Cash and cash equivalents at the end of the year	12,301	834	683
Increase (decrease) in cash and cash equivalents	11,467	(3,524)	4,358

The accompanying notes are part of the consolidated financial statements.

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018. Arco became the parent company of Arco Educação S.A. (“Arco Brazil”) through the completion of the corporate reorganization described below.

Arco Brazil is the holding company of EAS Educação S.A. (“EAS”) and its subsidiaries, which provides educational content from basic to secondary education (“K-12 curriculum”). Since 2015, the Company has been investing in technology and its printed methodology evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities also comprise the editing, publishing, advertising and sale of educational content for private schools.

These consolidated financial statements were authorized for issue by the Board of Directors on March 19, 2019.

Corporate reorganization and initial public offering

As of December 31, 2017, EAS’ shareholders were Saspar Participações Ltda. (“SASPAR”) and General Atlantic Holding Participações S.A. (“GA Holding”), with a 73.99% and 26.01% interest in its common shares, respectively. GA Holding and SASPAR do not have significant assets and liabilities, other than their respective investment in EAS.

On February 19, 2018, the Company’s controlling shareholder SASPAR was merged by GA Holding, streamlining the shareholding structure and the resulting entity was Arco Brazil. As a result of this transaction, EAS became a wholly owned subsidiary of Arco Brazil and the shareholders of GA Holding and SASPAR became shareholders of Arco Brazil with the same percentage ownerships they held in EAS prior to the reorganization.

On April 12, 2018, Arco was incorporated in the Cayman Islands, for the purposes of its initial public offering (“IPO”). At the time of the incorporation, the Founding Shareholders (through OSC Investments Ltd. and ASCN Investments Ltd., both based in Cayman Islands) and General Atlantic Arco (Bermuda) L.P. (“GA Entity”) held 7,476,705 shares of Arco Brazil, which were all of the shares of Arco Brazil, and Arco Brazil holds all the shares of EAS, the principal operating company.

On September 14, 2018, the Founding Shareholders and the GA Entity contributed all of their shares in Arco Brazil to Arco. In return for this contribution, Arco issued 27,658,290 new Class B common shares to the Founding Shareholders and 9,725,235 new Class A common shares to the GA Entity in a one-to-five exchange for the shares of Arco Brazil contributed to Arco.

On September 14, 2018, the director Alberto Menache and his spouse, Fabiana Menache, through Alfaco Holding Inc. (“Alfaco”), a company incorporated in the British Virgin Islands, and the shares of which Mr. and Mrs. Menache own 100%, purchased 99,725 Class A common shares of Arco, at a price equal to R$ 31.00 per share.

On September 28, 2018, Arco concluded its IPO of 12,777,777 Class A common shares (including pursuant to the exercise in full by the underwriters of their over-allotment option for 1,666,666 shares). The initial offer price was US$ 17.50 (R$ 71.00) per share. The shares are publicly traded on Nasdaq Global Select Market since September 25, 2018 under the symbol "ARCE”. The IPO proceeds including the exercise of the over-allotment option, amounted to approximately US$ 223,611 (R$ 895,182) and the share issuance costs totaled R$ 79,205.

2	Significant accounting policies

2.1	Basis for preparation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets, derivative financial instruments and contingent consideration from business combinations that have been measured at fair value.

The corporate reorganization described in Note 1, was accounted for as a reorganization of entities under common control whereby Arco was created as a holding company of Arco Brazil and EAS. As a result, the assets and liabilities of Arco Brazil and EAS are carried at historical cost and there was no step-up in basis or goodwill, or other intangible assets recorded as a result of the corporate reorganization.

As a result, the consolidated financial statements prepared by the Company subsequent to the completion of the reorganization are presented “as if” EAS is the predecessor of the Company. Accordingly, these consolidated financial statements reflect: (i) the historical operating results of EAS prior to the reorganization; (ii) the consolidated results of the Company, Arco Brazil and EAS following the reorganization; (iii) the assets and liabilities of EAS at their historical cost; and (iv) the Company’s equity and earnings (loss) per share for all periods presented. The number of Class A and Class B common shares issued by Arco as a result of the reorganization is reflected retroactively to January 1, 2016, for purposes of calculating earnings (loss) per share for all prior periods presented.

Arco is a holding company, it considers the currency of the local environment of the operational companies in Brazil as its functional currency, as this is the environment which drives the dividend income it receives, which is its primary source of revenue.

Therefore, the functional currency of the Company is the Brazilian real and the consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”). All amounts are rounded to the nearest thousand, except when otherwise indicated.

2.2	Basis of consolidation and investments in associates and joint ventures

The consolidated financial statements comprise the financial statements of the Company as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

The table below is a list of the Company’s subsidiaries, associates and joint venture:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2018	2017	2016
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0%	-
EAS Educação S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Barra Américas Editora Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Novagaúcha Editora e Livraria Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Desenvolvimento Educacional Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAE Digital S.A. (*)	Educational content	Brazil	Subsidiary	100.0%	100.0%	70.0%
Escola de Aplicação São José dos Campos Ltda.	Educational services	Brazil	Subsidiary	69.6%	69.6%	51.0%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A. (**)	Educational content	Brazil	Subsidiary	51.5%	51.5%	40.0%
NS Ventures Participações Ltda. (***)	Educational content	Brazil	Subsidiary	100.0%	100.0%	-
NS Educação Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	-
WPensar S.A.	Educational technology	Brazil	Joint venture	25.0%	25.0%	25.0%
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Associate	8.05%	6.5%	6.5%
(*)	In 2016, the Company acquired 70% of SAE Digital S.A. and acquired the remaining 30% interest in October 2017, as described in Note 4.

(**)	In December 2015, the Company acquired 40% interest in International School and such investments was accounted for under the equity method through January 2017, when the Company acquired control and International School became a consolidated subsidiary of the Company. See Note 4.

(***)	NS Ventures Participações Ltda. is a holding entity incorporated by the Company in 2017, with the purpose of acquiring other business.

Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases control of the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in profit or loss.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and financial position, respectively.

2.3	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of income (loss) in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each segment that are expected to benefit from the combination.

Where goodwill has been allocated to a segment and part of the operation within that segment is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the segment unit retained.

The current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Company (i.e. when the Company merges or spin off the businesses acquired) and therefore the tax and accounting basis of the net assets acquired are the same as of the acquisition date. In this regard, for the acquired businesses where the Company considers that it will with certainty merge the acquiree with the acquirer or another subsidiary and it will be entitled to the deductibility of the amortization or depreciation of the net assets acquired, no deferred income tax was recorded in these financial statements at acquisition date.

Certain acquired subsidiaries utilize the presumed profit regime as described in Note 22.b to calculate income taxes. Under this regime, there is no difference between the carrying amount and related tax basis of assets and liabilities and therefore no deferred income taxes were recorded in these financial statements at acquisition date or any subsequent periods. At this moment, the Company does not foresee a change in the tax regime utilized by these subsidiaries.

b) Investment in associates and joint venture

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Company’s investments in its associate and joint venture are accounted for using the equity method.

Under the equity method of accounting, the investment in an associate or a joint venture is initially recognized at cost, net of transaction costs. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint ventures is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of income (loss) reflects the Company’s share of the results of operations of the associate or joint venture. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Company recognizes its share of any changes, when applicable, in the statement of changes in equity.

Unrealized gains and losses resulting from transactions between the Company and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Company’s share of profit or loss of an associate and a joint venture is shown on the face of the statement of income (loss) outside operating profit and represents profit or loss after tax of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within share of profit (loss) of equity-accounted investees in the statement of income (loss).

c) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

d) Fair value measurement

The Company measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

e) Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: amortized cost or fair value through profit or loss. There is no financial assets designated as fair value through OCI.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost include trade receivables and certain financial investments.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. This category includes derivative instruments.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement-and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting estimates and assumptions - Note 3

• Trade receivables - Note 7

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments are 180 days past due. If this amount represents more than 5% of the total accounts receivable of a specific client, the entire balance, including the not overdue portion is included in the ECL. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, financial instruments from acquisition of interests and accounts payable to selling shareholders.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of income (loss).

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income (loss).

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income (loss).

iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f) Derivative financial instruments

Initial recognition and subsequent measurement

The Company has derivative financial instruments from call and put options from acquisitions of subsidiaries, associates and joint venture. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are recorded directly to finance result.

g) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

h) Inventories

Inventories are measured at the lower of cost and net realizable value. The costs of inventories are based on the average cost method and include costs incurred on the purchase of inventories, editorial production costs and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

Educational content in progress is considered as inventories in progress and comprises the costs incurred to create unfinished educational content. This amount is measured based on the allocation of hours incurred by editorial production employees in the preparation of educational content.

The inventory reserve for educational material is calculated based on their expected net realizable value. Inventory reserve corresponds to a reserve for inventory obsolescence and is recorded in cost of sales. It is estimated based on the amount of educational materials from prior collections which are no longer used for sale. In determining the inventory reserve, the Company considers management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently in stock.

i) Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10%
Vehicles	20%
Furniture and fixtures	10%
IT equipment	20%
Facilities	10%
Leasehold improvements	10% to 30%

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income (loss) when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

j) Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Company as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

An operating lease is a lease other than a finance lease. The Company does not have leases classified as a finance lease. Operating lease payments are recognized as an operating expense in the statement of income (loss) on a straight-line basis over the lease term.

k) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized, and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The Company capitalizes the costs directly related with the development of the educational platforms used to deliver content. These costs are substantially comprised of technology related services and payroll expenses, recorded as internally developed software in the educational platform accounting ledger. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in statement of income (loss) as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Costs associated with maintaining internally developed software are recognized as an expense as incurred.

The useful lives of intangible assets are assessed as finite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income (loss) in the expense category that is consistent with the function of the intangible assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of income (loss) when the asset is derecognized.

l) Impairment of non-financial asset

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income (loss) in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income (loss).

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. Segment is the lowest level within the Company at which the goodwill is monitored for internal management purposes and therefore impairment tests of goodwill have been carried out at each segment level. Impairment is determined for goodwill by assessing the recoverable amount of each segment to which the goodwill relates. When the recoverable amount is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

m) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income (loss) net of any reimbursement, when applicable.

n) Cash dividend

The Company recognizes a liability to pay a dividend when the distribution is authorized, and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a dividend of the profit for the year in accordance with the Company’s Articles of Association or is approved by the shareholders. A corresponding amount is recognized directly in equity.

o) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

p) Share-based compensation

Certain key executives of the Company receive remuneration in the form of share-based compensation, whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expenses of equity-settled transactions are determined by the fair value at the date when the grant is made using an appropriate valuation model. That expense is recognized in general and administrative expenses, together with a corresponding increase in equity (share-based compensation reserve), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income (loss) for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

q) Revenue recognition

Revenue from sale of education content

Prior to the adoption of IFRS 15, revenue was recognized when the significant risks and rewards of ownership have been transferred to the customer and the collection of the consideration is probable, net of returns and trade discounts, and there is no continuing management involvement with the educational content and the amount of revenue can be measured reliably. Upon the adoption of IFRS 15, the Company recognizes revenue when the performance obligation is satisfied, i.e., at the moment it delivers the content to private schools in printed and digital format. The technology is provided solely in support of the best use of its content. Both printed and digital content are the same.

The digital content, including its features, is provided with the purpose of supporting the printed content, and it includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. The digital content and related features are an evolution from a totally printed methodology to a broader approach, and will continue to evolve and change in the coming years but are currently still deeply entwined with the printed content.

The Company generates substantially all of its revenue from contracts that have an average term of three years, pursuant to which the Company provides educational content in printed and digital format to private schools. The Company’s revenue is driven by the number of enrolled students at each customer using the solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. Each contract contemplates penalties ranging between 20% to 100% of the remaining total value of the contract in the event of termination. However, the content already delivered to the private schools is not returned to the Company unless the return conditions in the following paragraph are met.

Pursuant to the terms of the contracts with the schools, they are required, by the end of November of each year, to provide the Company with an estimate of the number of enrolled students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its educational content. Since the contracts with the schools allows product returns or increase in the number of enrolled students up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the EIR method. The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income includes also gain from financial investments classified as financial assets at fair value through profit or loss. Interest income is included in finance income in the statement of income (loss).

r) Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint venture, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.4	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The Company applied for the first time IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments without restating comparative information.

Other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

The Company has applied IFRS 9 prospectively, with the initial application date of January 1, 2018.

The effect of adopting IFRS 9 is, as follows:

Impact on the statement of financial position as of January 1, 2018:

Assets
Trade receivables	(b)	(5,757)
Tax effects		1,450
Equity
Retained earnings	(b)	(4,307)

(a) Classification and measurement

Except for trade receivables, under IFRS 9, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The new classification and measurement of the Company’s debt financial assets are, as follows:

• Debt instruments at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes trade receivables.

Other financial assets are classified and subsequently measured, as follows:

• Financial assets at FVPL comprise derivative instruments which the Company had not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell.

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The main effects resulting from this reclassification are as follows:

Financial assets	Fair value through profit and loss (FVPL)	Loans and receivables	Amortized cost
Balance at December 31, 2017 – IAS 39 *	49,197	142,292	-
Reclassify financial investments from loans and receivables to amortized cost	-	(114,363)	114,363
Reclassify financial investments from loans and receivables to FVPL (*)	27,929	(27,929)	-
Balance at January 1, 2018 - IFRS 9	77,126	-	114,363

(*) As a result of the implementation of IFRS 9 in 2018, the Company reclassified some financial investments from loans and receivables to FVPL as described on note 24. The fair value of those instruments did not differ from the amortized cost as of January 1, 2018.

The accounting for the Company’s financial liabilities remains largely the same as it was under IAS 39. Similar to the requirements of IAS 39, IFRS 9 requires contingent consideration liabilities to be treated as financial instruments measured at fair value, with the changes in fair value recognized in the statement of income (loss).

(b) Impairment

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payment are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

The adoption of the ECL requirements of IFRS 9 resulted in increases in impairment allowances of the Company’s trade receivables. The increase in allowance resulted in adjustment to retained earnings. The impairment allowances for trade receivables as at January 1, 2018 is as follows:

Trade receivables
At December 31, 2017 – calculated under IAS 39	(4,533)
Effects on the adoption of IFRS 9	(5,757)
At January 1, 2018 – calculated under IFRS 9	(10,290)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Company has applied IFRS 15 prospectively, with the initial application date of January 1, 2018 and the effects of adopting IFRS 15 are not material.

The Company sells educational content to private schools, which is delivered through printed and digital formats to private schools. The content for both printed and digital formats is the same, and there are no sales of only digital content or features to private schools. The content is delivered to private schools by transferring the printed books (i.e. the full content) together with a specific code that allows access to the platform. The digital content, including its features, is provided with the purpose of supporting the printed content, and it includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. Use of the digital content is optional to the students, teachers and management of the private schools. The content, in both printed and digital formats, is sold as a bundle, as the formats are not designed or intended to be used independently and for this reason are not sold separately. In addition, the Company does not have any obligation to make updates, upgrades, or provide additional content in the platform. In relation to the benefits of the platform, the Company’s performance is satisfied when the educational content is delivered to schools, which only then receive the benefits in an irrevocable way.

(a) Sale of goods

The Company’s contracts with customers for the sale of educational content include one performance obligations. The Company has concluded that revenue from sale of educational content should be recognized at the point in time when control of the asset is transferred to the customer, i.e. on the delivery of the educational content. Therefore, the adoption of IFRS 15 did not have an impact on the timing of revenue recognition.

(b) Advances received from customers

The Company receives short-term advances from its customers under the normal course of business, recognized upon the practical expedient as liabilities in the statement of financial position. As such, the Company does not adjust the consideration for the effects of a financing component in contracts, where the Company expects at contract inception, that the period between the time the customer pays for the education content and when the Company transfers the educational content to the customer will be one year or less.

(c) Presentation and disclosure requirements

As required for the consolidated financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to Note 19 for the disclosure on disaggregated revenue.

New and amended standards and interpretations not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16 - Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (i.e., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2018, the Company has performed a detailed impact assessment of IFRS 16. In summary the impact of IFRS 16 adoption in 2019 is expected to be, as follows:

Financial position
Property and equipment (right-of-use assets)	20,595
Lease liabilities	(22,908)
Net impact on equity	(2,313)
Statement of income (loss)
Depreciation expense (included in administrative expenses)	(4,803)
Finance costs	(1,529)
Rental expense	5,056
Profit (loss) for the year	(1,276)

Due to the adoption of IFRS 16, the Company’s lease expense in the operational result is expected to decrease, while the interest expense and depreciation are expected to increase, regarding this matter. This is due to the change in the accounting for expenses of leases that were classified as operating leases under IAS 17.

The Company intends to apply the modified retrospective transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases will be measured on transition as if the new rules had always been applied. All other right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

IFRIC 23 - Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

Management has assessed the new standard and does not expect any impacts on the Company’s consolidated financial statements.

3	Significant accounting estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management – Note 25;

•	Financial instruments risk management and policies – Note 25;

•	Sensitivity analyses disclosures – Note 25.

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGU exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. The Company determined that its operating segment is the cash generating unit.

These estimates are most relevant to goodwill that are recognized by the Company. The key assumptions used to determine the recoverable amount for the different operating segments, including a sensitivity analysis, are disclosed and further explained in Note 13.

Taxes

Deferred tax assets are recognized for deductible temporary differences and unused tax credits from net operating losses carryforward to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

The Company has R$ 10,427 (2017: R$ 4,451) of unrecognized unused tax loss carryforwards as of December 31, 2018 related to a subsidiary that has a history of losses. Such unused tax loss carryforwards do not expire and may not be used to offset taxable income of other subsidiaries of the Company. See Note 22.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 24 for further disclosures.

Contingent consideration, resulting from business combinations, is valued at fair value as of the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured at each reporting date. This determination of fair value is based on discounted cash flows. The key assumptions taken into consideration are the probability of meeting each performance target and the discount factor (see Notes 4 and 24 for additional information).

In the accounting of the acquisition of SAE Digital S.A. (“SAE”), contingent consideration with an estimated fair value of R$ 4,200 was recognized as of the acquisition date and settled for the same amount in April 2017. There is no outstanding amount related to contingent consideration of SAE acquisition as of December 31, 2017 and 2018. See Note 4 for additional information about business combinations.

Any contingent consideration is classified as financial instruments from acquisition of interests (see Note 14).

Share-based payment

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Black & Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 16b.

4	Business combinations and acquisition of non-controlling interests

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

	Fair value as of the acquisition date
	2017		2016
	NS Educação	International School	SAE
Assets
Cash and cash and equivalents	1	689	5,000
Trade receivables	-	10,576	5,890
Inventories	-	1,837	-
Taxes recoverable	-	173	-
Other assets	-	470	-
Property and equipment	-	323
Intangible assets	9,707	29,736	21,400
	9,708	43,804	32,290

Liabilities
Trade payables	-	(2,327)	-
Labor and social obligations	-	(696)	-
Taxes and contributions payable	-	(119)	-
Income taxes payable	-	(410)	-
Other liabilities	-	(340)	-
	-	(3,892)	-
Total identifiable net assets at fair value	9,708	39,912	32,290

Goodwill arising on acquisition	28,826	27,598	20,365
Purchase consideration transferred	38,534	67,510	52,655
Cash paid	29,037	-	27,857
Capital contribution	-	5,300	5,000
Forward contract of non-controlling interest at acquisition	-	30,144	15,455
Deferred payments	9,497	-	143
Contingent consideration	-	-	4,200
Fair value of previously held interest in a step acquisition	-	32,066	-
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(498)	(85)	(218)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(29,036)	689	(27,857)

(a) International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A. (“International School”)

International School represented an opportunity for the Company to entering the English as a second language and bilingual teaching market. The acquisition has the purpose to provide additional value-added content to the Company’s customers. International School has a proprietary English content solution developed for in-school programs for private schools and a professional staff that is highly qualified to develop the product and provide support to International School’s customers.

On December 21, 2015, the Company acquired 40% of the outstanding voting shares of International School for an amount of R$ 12,300. At that date, the Company entered into an agreement through which it had a call and the sellers had a put to acquire the remaining 60% of the seller’s shares. The price would be calculated using a multiple of 10x EBITDA related to the year ending December 31, 2019 and the call and put options would be exercised between January 1, 2020 and April 30, 2020. The put and call was considered symmetrical but did not give the control over the remaining shares. The Company did not have at that time (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; (iii) the ability to use its power over the investee to affect the amount of the investor's returns.

In addition, the contract agreement established that the Company would only have control over the remaining 60% shares when the option was exercised. As a consequence, the Company did not consolidate the investment in International School and the put and call was accounted as a forward contracted marked at fair value. As of December 31, 2016, the investment was accounted for as an equity method investment and a goodwill of R$4,200 was recorded as part the investment.

On January 23, 2017, the Company acquired an additional 11.48% interest in International School, through the capitalization of advances for future capital increases amounting to R$ 5,300, that the Company paid in cash in 2016. This resulted in the dilution of the other shareholders and increasing its ownership from 40% to 51.48% and also obtaining control of International School. The financial statements of International School were consolidated from the date the Company acquired control and the acquisition was accounted for as a business combination.

On January 23, 2017, upon acquiring control of International School, the Company and the former controlling shareholder agreed to amend the exercise dates of the call and put options originally issued in 2015. The shareholders agreed that the put and call options on the 25% of the remaining interest held by the non-controlling shareholders will be exercised in the period between January 1, 2020 and April 30, 2020 and the put and call on the remaining 23.52% will be exercised in the period between January 1, 2021 and April 30, 2021.

Additionally, the exercise price was also amended as follows:

i)	The exercise price for the 25% interest was determined to be 30% x 10 x EBITDA for the 2019 school year (that comprises the twelve-month period between October and September), discounting any debts, cash and the difference of the capital contribution made in the acquisition amount and also the amount that should have been contributed by the selling shareholder at the time of the acquiree’s capital increase (equivalent to R$ 3,180); and

ii)	The exercise price for the remaining 23.52% was determined to be 30% x 10 x EBITDA for the 2020 school year discounting any debts and cash values.

The terms of the options were assessed to determine as to whether or not they expose the Company to the risks and rewards associated with the actual ownership of such shares during the period of the option contract. Because the terms of the put and call options are symmetrical, the Company concluded that it is virtually certain that either the parent or the non-controlling shareholder will exercise the option because it will be in the economic interests of one of them to do so.

The Company accounted for the call and put options under the anticipated-acquisition method, and the non-controlling interest subject to the put or call options is deemed to have been acquired at the date of acquisition of the control. Accordingly, upon obtaining control, the Company also consolidated the interest currently legally held by the non-controlling shareholder and recognized a financial liability that will be eventually settled when the put or call option is exercised.

The financial liability was recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 21.0%.

Goodwill

A business combination achieved in stages is accounted for using the acquisition method at the acquisition date. Goodwill is calculated at the date when control is acquired.

In order to calculate goodwill, the previously held interest was remeasured to fair value at the acquisition date, and a gain was recognized in the statement of income in other operating income (expense) for an amount of R$ 1,184 at that date. The fair value of the previously held interest then forms one of the components that is used to calculate goodwill, along with consideration and non-controlling interest, less the fair value of identifiable net assets.

The purchase consideration transferred totaled R$ 67,510, which breakdown is as follows:

At acquisition date

Capitalization of advances for future capital increases	5,300
Fair value of previously held investment	32,066
Fair value of forward contract	30,144
Consideration transferred	67,510

The table below demonstrates the calculation of goodwill:

At acquisition date

Cash consideration and fair value of the forward contract	35,444
Fair value of previously held investment	32,066
Fair value of identified assets acquired and liabilities assumed	(39,912)
Goodwill	27,598

Goodwill arising on this acquisition is not expected to be deductible for tax purposes. For the purpose of impairment testing, goodwill has been allocated to the Supplemental operating segment.

Transactions costs

Transaction costs of R$ 85 were expensed and are included in general and administrative expenses for the year ended December 31, 2017.

Measurement of fair value

As of the acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer list	Multi-period excess earning method
The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.
Educational system	Multi-period excess earning method The method considers the present value of net cash flows expected to be generated by educational system, by excluding any cash flows related to contributory assets.
Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.

From the date of acquisition, International School contributed with R$ 25,382 of net revenue and with R$ 7,465 of profit before income taxes for the year ended December 31, 2017 to the Company. If the combination had taken place at the beginning of the year ended December 31, 2017, net revenue would have been R$ 244,426 and profit before income taxes for the Company would have been R$ 67,024.

(b) NS Educação Ltda. (“NS Educação”)

On September 28, 2017, the Company acquired control of NS Educação Ltda. (“NS Educação”) by acquiring 100% of its shares. NS Educação is a private company which sells educational content under the trademark “Universitário”. NS Educação is a content provider to middle class private schools in Brazil and represented an opportunity for the Company to achieve a greater scale and improve its margin.

The purchase consideration transferred amounted to R$ 38,534, comprise by a cash consideration in the amount of R$ 29,037, which was paid on the date of acquisition and a deferred payment in the amount of R$ 7,302, which has been retained in an escrow account for the period of 5 years as a guarantee for the payment of any contingent liabilities that may arise. Any remaining balance will be transferred to the former owners of the acquired entity. The amount will be released in annually installments adjusted by the interest from Interbank certificates of deposit (“CDI”).

The equivalent of 5% of the original purchase price was determined as an "acquisition price adjustment", which was calculated based on the difference between the revenue from 2017 less the projected revenue for that year multiplied by 2.50. The purchase price adjustment totaled R$ 2,195.

Goodwill

Goodwill recorded on the acquisition is R$ 28,826 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purpose of impairment testing, goodwill has been allocated to the Core operating segment.

Transaction costs

Transaction costs of R$ 498 were expensed and are included in general and administrative expenses for the year ended December 31, 2017.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer list	Multi-period excess earning method
The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.
Educational system	Multi-period excess earning method The method considers the present value of net cash flows expected to be generated by educational system, by excluding any cash flows related to contributory assets.
Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.

Non-compete agreement	With-and-without method
The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

From the date of acquisition, NS Educação had no revenue due to the implementation process and seasonality, and contributed with a loss before income taxes of R$ 1,050 for the year ended December 31, 2017. If the combination had taken place at the beginning of the year December 31, 2017, net revenue of the Company would have been R$ 258,848 and profit before income taxes for the Company would have been R$ 70,357.

(c) Acquisition of SAE

On June 27, 2016, the Company acquired control of SAE, a private company, through the acquisition of 70% interest, which represented 22,098,606 shares with a nominal value of R$ 1.00 per share. The investment in SAE added a new platform for the Company’s Core segment with a different pedagogical approach and different pricing point. This acquisition enabled the Company to serve a broader range of schools, allowing it to maximize its market reach and penetration. Thus, with the SAE solution, the Company started to offer a basic subscription solution focused on upper middle-income private schools.

Cash consideration

The amount of R$ 33,000 was paid in cash, of which R$ 5,000 was a capital contribution, R$ 27,857 was paid to the selling shareholders on the acquisition date, and R$ 143 in 2018.

Contingent consideration

The Company has agreed to pay to the selling shareholders additional consideration of R$ 210.00 (two hundred and ten reais) per additional student if SAE’s number of students on March 31, 2017 was higher than 70,000. The Company recorded R$ 4,200 as a contingent consideration, representing the fair value of the additional consideration at the date of acquisition, which was fully paid in April 2017.

Forward contract of remaining interest

The Company entered into an agreement to acquire the remaining 30% interest in SAE through symmetrical call and put options. The exercise period begins on June 27, 2019 and has no expiration date. The exercise price is calculated based on the following formula: 30% multiplied by 8x EBITDA of 2018 or the year before the exercise date, less any debts and cash and cash equivalents.

The terms of the option contracts were assessed to determine whether or not they provide the Company with access to the risks and rewards associated with the actual ownership of the shares during the period of the contracts. In this case, as there is a symmetrical put and call options instrument, the Company considered that it is virtually certain that either party will exercise them because doing so will be in the economic interests of one of them.

The Company opted to account for the put and call options under the anticipated-acquisition method. Thus, the interest subject to the put or call options is deemed to have been acquired at the date of acquisition. Accordingly, the financial liability arising from the put or call option is included in the consideration transferred, eliminating the non-controlling interest of this acquisition.

The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 20.5%.

Transactions costs

Transaction costs of R$ 218 were expensed as incurred and are included in general and administrative expenses for the year ended December 31, 2016.

Goodwill

Goodwill recorded on the acquisition amounted to R$ 20,365 and it is expected to be deductible for tax purposes after the Company merges with SAE. For the purpose of impairment testing, goodwill has been allocated to the Core operating segment.

Fair value measurement

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Customer list	Multi-period excess earning method
The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.
Educational system	Multi-period excess earning method The method considers the present value of net cash flows expected to be generated by educational system, by excluding any cash flows related to contributory assets.
Trademarks	Relief-from-royalties method The relief-from-royalties method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.

Acquisition of additional interest in SAE

On October 24, 2017, the Company effectively acquired the remaining 30% interest in the voting shares of SAE based on negotiations with the non-controlling shareholder, for which a cash consideration of R$ 19,250 will be paid to the selling shareholders in 10 monthly equal instalments adjusted by the CDI. The difference between the cash consideration paid at this transaction and the fair value amount of the forward contract at the moment of payment was recognized as a loss of R$ 3,946 in the statement of income (loss) for the year ended December 31, 2017 in finance costs.

5	Cash and cash equivalents

	2018	2017

Cash and bank deposits	366	234
Cash equivalents and bank deposits in foreign currency (a)	3,615	-
Cash equivalents (b)	8,320	600
	12,301	834
(a)	Short-term deposits (mainly IPO proceeds) maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of December 31, 2018, the average interest on these CDB are equivalent to 61.7% (2017: 94.1%) of the Interbank Certificates of Deposit (“CDI”). These funds are available for immediate use and have insignificant risk of changes in value.

6	Financial investments

	2018	2017

Financial investments (a)	810,812	46,323
Multimarket investment fund (b)	-	36,686
Other	347	199
	811,159	83,208
Current	806,789	83,009
Non-current	4,370	199

(a)	Financial investments correspond to investments in non exclusive funds managed by highly rated financial institutions. As of December 31, 2018, the average interest on these funds are equivalent to 100.9% (2017: 101.9%) of the CDI.

(b)	Multimarket non exclusive investment fund corresponds to investments entered to achieve a fixed return of 102.1% (2017: 102.3%) of the CDI. The fund is managed by a highly rated financial institution.

7	Trade receivables

	2018	2017

From sales of educational content	146,114	96,025
From related parties (Note 10)	3,916	3,444
	150,030	99,469
(-) Allowance for doubtful accounts	(13,419)	(4,533)
	136,611	94,936

As of December 31, 2018 and 2017, the aging of trade receivables was as follows:

	2018	2017

Neither past due nor impaired	127,387	83,441

Past due	22,643	16,028

1 to 60 days	8,931	7,143
61 to 90 days	3,868	2,508
91 to 120 days	1,978	1,789
121 to 180 days	3,173	1,280
More than 180 days	4,693	3,308
	150,030	99,469

The movement in the allowance for doubtful accounts for the years ended December 31, 2018 and 2017, was as follows:

Balance at December 31, 2015	(2,002)
Additions	(5,613)
Receivables written off during the year as uncollectible	2,229
Balance at December 31, 2016	(5,386)
Additions	(5,227)
Receivables written off during the year as uncollectible	6,080
Balance at December 31, 2017	(4,533)
Change in accounting policy – IFRS 9	(5,757)
Balance at January 1, 2018	(10,290)
Additions	(9,588)
Receivables written off during the year as uncollectible	6,459
Balance at December 31, 2018	(13,419)

8	Inventories

	2018	2017

Educational content	8,335	8,494
Educational content in progress (a)	6,205	10,060
Consumables and supplies	286	33
Inventories held by third parties	305	233
	15,131	18,820

(a) Costs being incurred to develop educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others). Educational content is presented net of inventory reserve. The movement in the inventory reserve for the years ended December 31, 2018, 2017 and 2016 was as follows:

Balance at December 31, 2015	(929)
Increase in inventory reserve	(4,533)
Write-off of inventories against reserve	4,389
Balance at December 31, 2016	(1,073)
Increase in inventory reserve	(4,481)
Write-off of inventories against reserve	3,507
Balance at December 31, 2017	(2,047)
Increase in inventory reserve	(7,252)
Write-off of inventories against reserve	4,896
Balance at December 31, 2018	(4,403)

9	Taxes recoverable

	2018	2017

Withholding Income Tax (IRRF) on financial investments	5,291	6,649
IRPJ and CSLL recoverable	5,520	-
PIS and COFINS recoverable	1,223	969
Other taxes recoverable	226	782
	12,260	8,400
Current	11,227	5,112
Non current	1,033	3,288

Withholding income tax (IRRF) will be utilized to offset federal taxes payable.

10	Related parties

The table below summarizes the balances and transactions with related parties:

	2018	2017
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	3,916	3,444

Other assets
WPensar S.A. (b)	1,226	1,034
	5,142	4,478

	2018	2017	2016
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	8,234	8,895	5,350

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda. (c)	(13)	(21)	(21)

(a) SAS Desenvolvimento Educacional Ltda. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date.

(b) The amounts receivable from joint venture are monetarily indexed to the Brazilian Sistema Especial de Liquidação e Custódia (SELIC) interest rate and have due date in July 2020.

(c) SAS Sistema de Ensino Ltda. had leased a facility from ASC Empreendimentos Ltda., which agreement was terminated in June 2018; SAS Livrarias Ltda. had leased a facility from OSC Empreendimentos Ltda., which agreement was also terminated in June 2018; and SAS Desenvolvimento Educacional Ltda. leases a facility from OSC Empreendimentos Ltda., which are entities under common control of the Company’s controlling shareholder.

Key management personnel compensation

Key management personnel compensation comprised the following:

	2018	2017	2016

Short-term employee benefits	9,436	5,321	4,087
Share-based compensation plan	59,747	1,359	2,043
	69,183	6,680	6,130

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 16b).

11	Investments and interests in other entities

(a) Investments

WPensar S.A. (“WPensar”)

In April 2015, the Company acquired a 25% interest of WPensar, a company engaged in the development and licensing of software, specifically, school management systems. The Company executed a shareholders’ agreement to share control of WPensar with the other shareholders, recognizing this investment as a joint venture. This investment helped the Company to identify new potential businesses, to enhance its overall growth strategy and to create synergies.

This investment is not a business combination since the Company did not acquire control of WPensar.

In addition, the Company has a call option to acquire the remaining 75% interest in WPensar with an exercise period beginning on July 10, 2020 through July 10, 2021. In addition, the other shareholders have a put option to sell their interest of 75% with an exercise period beginning on July 10, 2021 through July 10, 2022.

The exercise price for the put and call options is calculated by the average of the last three months of the EBITDA multiple that Arco’s stock is being traded, less net debt. If the Company exercises the call option, the settlement can be performed up to 50% in shares of EAS.

The call and put options were recorded at their fair value, calculated through the multiple scenarios method – Monte Carlo. Any adjustment to the fair value is recognized as finance income/costs in the statement of income (loss).

The Company paid an acquisition price of R$ 5,000 for the interest in WPensar, of which R$ 4,777 refers to the consideration transferred as capital contribution and R$ 223 to the initial recognition of the above said asymmetrical put and call options instrument.

Geekie Desenvolvimento de Softwares S.A. (“Geekie”)

In December 2016, the Company acquired a 6.54% interest in Geekie, an entity that provides technology for adaptive assessment and learning products and engages in the production, development and licensing of software tailored to the specific requirements of education sector customers. Based on the agreement signed by Geekie’s shareholders, the Company exercises significant influence over the investment, as the Company: (i) has representation on the board of directors; (ii) participates on strategic decision making regarding all relevant matters; (iii) must approve all products launched by Geekie; and (iv) provides essential technical information (Geekie's products are based on the Company’s educational content).

The agreed amount of R$ 8,000 was paid in January 2017, of which R$ 4,000 was a capital contribution and R$ 4,000 was paid to the selling shareholders.

The Company agreed with the selling shareholders that if in June 2018 the cash and cash equivalents of Geekie are lower than a threshold of R$ 5,000, the Company will have to subscribe capital in the amount of R$ 2,000.

On July 2, 2018, the extraordinary shareholders' meeting authorized the acquisition of additional 1.51% interest in the equity of Geekie, increasing the Company's share from 6.54% to 8.05% through a capital increase of R$ 2,000. The capital increase was fully paid on July 3, 2018. The additional investment did not change the Company's influence in Geekie and had the purpose to support its working capital needs.

In addition, the Company has a call option to acquire the remaining 91.95% in Geekie that can be exercised in the period beginning on May 1, 2022, through May 31, 2022. The selling shareholders have a put option to sell their 91.95% interest in Geekie that can be exercised during the same period. The exercise price is determined by the greater of:

•	The multiple of the Company’s EBITDA for 2021 multiplied by Geekie’s EBITDA, including any cash or debt, or;

•	10 times Geekie´s EBITDA for 2021, less net debt.

If the Company decides to exercise the option to acquire the remaining interest, the settlement may be performed in up to 50% in shares of EAS.

The call and put options were recorded at fair value, calculated through the multiple scenarios method – Monte Carlo. Any adjustment to the fair value is recognized as finance income (costs) in the statement of income (loss).

(i) Investments and interests in other entities

Reconciliation of carrying amount:

	International School	Geekie	WPensar	Total
As of December 31, 2015	27,973	-	4,192	32,165
Capital contributions	-	5,420	-	5,420
Cash paid / payable to selling shareholders	-	4,000	-	4,000
Advances for future capital increase *	5,300	-	-	5,300
Share of loss of equity-accounted investees	(474)	-	(637)	(1,111)
As of December 31, 2016	32,799	9,420	3,555	45,774
Share of profit (loss) of equity-accounted investees	(384)	(100)	22	(462)
Amortization of identified fair value	-	-	(243)	(243)
Consolidation on the acquisition of control	(32,415)	-	-	(32,415)
As of December 31, 2017	-	9,320	3,334	12,654
Share of loss of equity-accounted investees	-	(695)	(97)	(792)
As of December 31, 2018	-	8,625	3,237	11,862

* Advances for future capital increase is mandatorily converted into an investment in International School for a fixed amount of cash and a fixed number of shares.

(ii) Selected financial information for associates and joint ventures

	Geekie	WPensar
December 31, 2018
Current assets	5,215	1,625
Non-current assets	12,174	1,414
Current liabilities	7,681	286
Non-current liabilities	-	1,170
Equity	9,708	1,583
Net revenue	11,084	3,965
Costs and expenses (*)	(18,299)	(4,015)
Loss for the year	(7,215)	(50)
December 31, 2017
Current assets	8,937	1,615
Non-current assets	11,503	1,394
Current liabilities	5,276	284
Non-current liabilities	-	1,091
Equity	15,164	1,634
Net revenue	14,329	3,687
Costs and expenses (*)	(15,865)	(3,598)
Profit (loss) for the year	(1,536)	89
December 31, 2016
Net revenue	15,601	2,470
Costs and expenses (*)	(15,951)	(4,047)
Loss for the year	(350)	(1,577)

(*)	Comprise costs, selling and administrative expenses, finance result, other expenses and income tax and social contribution.

12	Property and equipment

Reconciliation of carrying amount:

	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total

Cost
As of December 31, 2015	478	191	764	1,440	88	2,745	-	5,706
Additions	97	-	258	525	46	665	-	1,591
Disposals	-	-	(2)	-	-	(6)	-	(8)
As of December 31, 2016	575	191	1,020	1,965	134	3,404	-	7,289
Additions	219	-	583	1,021	121	983	2,387	5,314
Business combinations	49	-	155	61	58	-	-	323
As of December 31, 2017	843	191	1,758	3,047	313	4,387	2,387	12,926
Additions	87	-	589	2,096	12	258	3,812	6,854
Disposals	(34)	-	(51)	(63)	-	(7)	-	(155)
As of December 31, 2018	896	191	2,296	5,080	325	4,638	6,199	19,625

Depreciation
As of December 31, 2015	(50)	(50)	(99)	(458)	(26)	(119)	-	(802)
Depreciation charge for the year	(53)	(37)	(86)	(305)	(11)	(296)	-	(788)
As of December 31, 2016	(103)	(87)	(185)	(763)	(37)	(415)	-	(1,590)
Depreciation charge for the year	(67)	(33)	(139)	(424)	(28)	(375)	(1,191)	(2,257)
As of December 31, 2017	(170)	(120)	(324)	(1,187)	(65)	(790)	(1,191)	(3,847)
Depreciation charge for the year	(84)	(24)	(203)	(740)	(35)	(484)	(878)	(2,448)
Disposals	-	-	-	17	-	-	-	17
As of December 31, 2018	(254)	(144)	(527)	(1,910)	(100)	(1,274)	(2,069)	(6,278)

Net book value
As of December 31, 2017	673	71	1,434	1,860	248	3,597	1,196	9,079
As of December 31, 2018	642	47	1,769	3,170	225	3,364	4,130	13,347

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2018, 2017 and 2016.

13	Intangible assets and goodwill

	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license	Trademarks	Educational platform	Non compete agreement	In Progress	Total

Cost
As of December 31, 2015	12,845	15,263	10,329	1,300	205	195	5,604	774	-	-	46,515
Acquisitions	-	-	-	245	2,978	417	104	1,819	-	-	5,563
Business combination	20,365	-	4,300	12,000	-	-	5,100	-	-	-	41,765
As of December 31, 2016	33,210	15,263	14,629	13,545	3,183	612	10,808	2,593	-	-	93,843
Acquisitions	-	-	2,016	-	1,925	603	-	1,503	-	-	6,047
Disposals	-	-	-	(245)	(160)	-	(105)	(154)	-	-	(664)
Business combinations	56,424	-	6,400	23,356	-	178	8,412	-	1,097	-	95,867
As of December 31, 2017	89,634	15,263	23,045	36,656	4,948	1,393	19,115	3,942	1,097	-	195,093
Acquisitions	-	-	-	-	7,744	1,415	62	17,969	-	2,213	29,403
As of December 31, 2018	89,634	15,263	23,045	36,656	12,692	2,808	19,177	21,911	1,097	2,213	224,496

Amortization
As of December 31, 2015	-	(809)	(797)	(239)	(55)	(33)	(647)	(30)	-	-	(2,610)
Amortization	-	(917)	(2,202)	(677)	(254)	(73)	(627)	(219)	-	-	(4,969)
As of December 31, 2016	-	(1,726)	(2,999)	(916)	(309)	(106)	(1,274)	(249)	-	-	(7,579)
Amortization	-	(1,041)	(1,925)	(5,211)	(1,012)	(167)	(1,396)	(1,224)	(55)	-	(12,031)
As of December 31, 2017	-	(2,767)	(4,924)	(6,127)	(1,321)	(273)	(2,670)	(1,473)	(55)	-	(19,610)
Amortization	-	(1,182)	(2,636)	(6,589)	(2,618)	(375)	(1,140)	(2,387)	(219)	-	(17,146)
As of December 31, 2018	-	(3,949)	(7,560)	(12,716)	(3,939)	(648)	(3,810)	(3,860)	(274)	-	(36,756)

Net book value
As of December 31, 2017	89,634	12,496	18,121	30,529	3,627	1,120	16,445	2,469	1,042	-	175,483
As of December 31, 2018	89,634	11,314	15,485	23,940	8,753	2,160	15,367	18,051	823	2,213	187,740

(a) Goodwill

The carrying amount of goodwill by operating segment was:

	2018	2017

Core	62,036	62,036
Supplemental	27,598	27,598
	89,634	89,634

Impairment test for goodwill

The Company performed its annual impairment test on December 31, 2018, 2017 and 2016. The Company tests at least annually the recoverability of the carrying amount of each operating segment. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

Goodwill is monitored by management at the level of the two operating segments. The Core and Supplemental operating segments had an important cash flow improvement as they have increased their number of students and achieved greater scale that positively impact the gross margin.

The Company’s management estimates future gross margin based on past performance and its expectations of market developments. The discount rates used are pre-tax and reflect the specific risks associated with the segment being tested.

The value-in-use calculation is based on cash flow projections and financial budgets approved by management for a period of five years. Cash flows beyond the five-year period were extrapolated using an estimated growth rate. The growth rate does not exceed the average long-term rate for the industry. The fair value of the Core operating segment calculated for 2018 was R$ 721,271 (R$ 308,767 in 2017), and the carrying amount was R$ 265,607. The fair value of the Supplemental operating segment for 2018 was R$ 195,023 (R$ 98,517 in 2017), and the carrying amount was R$ 37,032.

The fair value calculations were based on the discounted cash flow model and are based on the following assumptions for those segments:

	Budget period				Growth rate beyond budget period		Discount rate
	Gross margin		Growth rate
	2018	2017	2018	2017	2018	2017	2018	2017

Core	78.8%	55.8%	21.1%	20.5%	4.0%	7.0%	15.7%	14.8%
Supplemental	87.4%	82.9%	33.0%	62.7%	4.0%	4.0%	17.6%	19.4%

Significant estimate: impact of possible changes in key assumptions

A decrease of 1,000 basis points in management estimated gross margin used in the value-in-use calculation for the Core operating segment as of December 31, 2018 (68.8% instead of 78.8%), would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same sensitivity analysis for the Supplemental operating segment and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition, an increase of 1,000 basis points in management’s estimated discount rate applied to the cash flow projections of the Core operating segment for the year ended December 31, 2018 (25.7% instead of 15.7%), would have not resulted in the recognition of an impairment of goodwill.

Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (27.6% instead of 17.6%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

There was no goodwill impairment for the years ended December 31, 2018, 2017 and 2016.

(b) Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets for the years ended December 31, 2018, 2017 and 2016 are as follows:

Years
Rights on contracts	10
Customer relationships	4 to 16
Educational system	2 to 8
Copyrights	3
Software license	5
Trademarks	2 to 13
Educational platform	3
Non-compete agreement	5

For the years ended December 31, 2018, 2017 and 2016 there were no indicatives that the Company’s intangible assets with definite lives might be impaired.

14	Financial instruments from acquisition of interests

The breakdown of contingent consideration assets and liabilities and related derivative instruments from business combinations and acquisition of investments in associates and joint ventures is as follows:

	2018	2017
Assets
Derivative financial instruments
Investment in Geekie (Note 11)	23,346	8,906
Investment in WPensar (Note 11)	3,284	3,605
	26,630	12,511
Current	-	-
Non current	26,630	12,511

Liabilities	2018	2017
Derivative financial instruments
Investment in Geekie (Note 11)	(22,037)	(10,028)
Investment in WPensar (Note 11)	(3,006)	(1,720)
Deferred revenue in Escola de Aplicação São José dos Campos	(54)	(105)
	(25,097)	(11,853)
Contingent considerations and forward contract
Investment in Geekie – contingent consideration (Note 11)	-	(1,784)
	-	(1,784)
	(25,097)	(13,637)
Current	(51)	(1,784)
Non current	(25,046)	(11,853)

15	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination and investments in associates is as follows:

	2018	2017
Accounts payable to selling shareholders
Acquisition of SAE Digital S.A. (a)	-	(11,693)
Acquisition of International School (b)	(174,410)	(36,630)
Acquisition of NS Educação Ltda. (c)	(6,971)	(9,680)
	(181,381)	(58,003)
Current	(830)	(14,936)
Non-current	(180,551)	(43,067)

(a)	In 2017, the subsidiary NS Ventures Ltda. acquired 30% of SAE Digital S.A. The balance was paid in six instalments adjusted by CDI, fulfilling the obligation in June 2018.

(b)	Upon acquiring control of International School, the shareholders entered into an agreement with put and call options over the remaining interest. Because the terms of the put and call options are symmetrical, the Company concluded that it is virtually certain that either the Company or the non-controlling shareholder will exercise the option because it will be in the economic interests of one of them to do so. The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 17.6% (21.0 % in 2017). During 2018 the Company recognized R$ 8,351 of interest. The amount payable is estimated based on projected EBITDA for the 2019 and 2020 school year. During the fourth quarter of 2018, the Company had a better visibility about next year´s ACV bookings and its increase, it was necessary to perform a review on previous operations projections, that resulted in an increase on the projected

(c)	EBITDA. Based on the new projected numbers for 2019 and 2020, the accounts payable increased by R$130,378. In addition, there were changes of R$ 949, related to amounts receivable and payable to the former controlling shareholder of International School, which affected the accounts payable to selling shareholders.

(d)	This amount was retained as an escrow for any losses, which will be released in annual installments from December 31, 2018 to December 31, 2022.

16	Labor and social obligations

(a) Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 4,224, R$ 850 and R$ 618 for the years ended December 31, 2018, 2017, and 2016, respectively.

(b) Share-based compensation plan

Arco plan

Members of the Company’s management participated in the EAS share-based compensation plan (EAS plan). As a result of Arco’s IPO, the EAS plan migrated to Arco. The Company recognized the new equity instruments granted as replacement equity instruments for the cancelled equity instruments. As a consequence, the Company accounted for the grant of replacement equity instruments as modification of the original granted instruments. The incremental fair value granted is the difference between the fair value of the replaced equity instruments and the net fair value of the granted equity instruments, as of the date the replaced equity instruments were granted.

There were no share options forfeited, exercised and expired under the EAS plan. The Company has accounted for the migration of the plan as all remaining unvested options became vested due to the IPO and, therefore, as of December 31, 2018, all 1,091,039 options under the Arco plan are vested at the exercise price of 11.13 (2017: 848,642 and 2016: 565,762 options under the EAS plan). The share-based compensation reserve was also affected by fair value adjustments at migration and the total impact on the consolidated statement of income (loss) was R$ 59,747.

The following table list the inputs to the model used for the Arco plan:

Dividend yield (%)	2.41
Expected volatility (%)	186.61
Risk-free interest rate (%)	8.01
Expected life of share options (years)	6.00
Weighted average share price (R$)	12.67
Model used	Black & Scholes

All options granted became vested as result of the IPO. As consequence, the full impact of the actual plan has been recorded in the consolidated statement of income (loss) and in the share-based compensation reserve in equity.

International School plan

International School has its own share options plan, approved by its shareholders on August 4, 2017. International School granted 294,735 share options on its own shares in 2017 to selected key executives. The share options plan was designed to attract and retain key executives.

The fair value of the share options was estimated at the grant date using the Black & Scholes pricing model, taking into account the terms and conditions on which the share options were granted.

The share options vest on January 1, 2020 and can be exercised from January 1, 2020 through April 30, 2020. The exercise price of the share options is R$1.37 and is adjusted by the Brazilian General Price Index-Market (“IGP-M”) inflation rate. The Company accounts for the International School Plan as an equity-settled plan.

The following table illustrates the number and movements of share options during 2017:

Number of share options
Outstanding at January 1, 2017	-
Granted	294,735
Forfeited	(141,473)
Exercised	-
Expired	-
Outstanding at December 31, 2017	153,262

There were no share options granted, forfeited, exercised and expired in the year ended December 31, 2018.

The compensation expense recognized for the International School Plan in the statement of income (loss) for the years ended December 31, 2018 and 2017 was R$ 550 and R$ 531, respectively.

The following table details the assumptions used to determine the fair value of the share options under the International School share option plans:

Date of grant	08/04/2017
Dividend yield (%)	0.00%
Expected volatility (%)	380.36%
Risk-free interest rate (%)	8.62%
Expected life of share options (years)	2.74
Weighted average share price (reais) on the grant date	10.65
Model used	Black & Scholes

17	Equity

a. Share capital

As of December 31, 2018, Arco’s share capital is represented by 50,261,027 common shares of par value of US$ 0.00005 each, comprised by 27,658,290 Class B common shares and 22,602,737 Class A common shares.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share. The Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions.

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

b. Capital reserve

Capital reserve includes additional paid in capital amounts related to the difference between the subscription price that shareholders paid for the common shares and their nominal value.

c. Dividends

As determined by the Brazilian Corporate Law, EAS is required to pay a minimum dividend amounting to 25% of the profit of the year. Any amount in excess to 25% must be maintained in equity and after approval by the shareholders, the dividends can be considered formally declared.

The table below provides the calculations of dividends for the years ended December 31, 2017 and 2016.

	2017	2016
Profit for the year attributable to equity holders of the parent	44,255	75,129
(-) Legal reserve - 5%	(2,213)	(3,756)
Calculation basis for dividend distribution	42,042	71,373
Minimum mandatory dividend - 25%	(10,511)	(17,843)
Additional dividends proposed	-	(57,210)
Total	(10,511)	(75,053)

On September 25, 2017, the extraordinary general shareholders’ meeting declared and approved the distribution of dividends for the year ended December 31, 2016 of R$ 75,053, which R$ 57,210 represented additional dividends and were registered in earnings reserve.

For the year ended December 31, 2017, the Company recorded minimum mandatory dividends of R$ 10,511.

On June 29, 2018, the shareholders’ meeting of Arco Brazil approved a dividend distribution of R$ 85,000 which was paid on July 4, 2018.

18	Earnings (loss) per share (EPS)

Basic

Basic EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	2018			2017
	Class A	Class B	Total	Class A	Class B	Total
Profit (loss) attributable to equity holders of the parent	(37,047)	(45,333)	(82,380)	19,902	24,353	44,255
Weighted average number of common shares outstanding (thousand)	22,603	27,658	22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	-	-	931	-
Basic earnings (loss) per share - R$	(1.64)	(1.64)	0.88	0.88
Diluted earnings (loss) per share - R$	(1.64)	(1.64)	0.85	0.85

	2016
	Class A	Class B	Total
Profit attributable to equity holders of the parent	33,786	41,343	75,129
Weighted average number of common shares outstanding (thousand)	22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	931	-
Basic earnings per share - R$	1.49	1.49
Diluted earnings per share - R$	1.44	1.45

The number of Class A and Class B common shares outstanding was retrospectively adjusted due to the issuance of new shares as a result of the IPO and the corporate reorganization, described in Note 1.

Diluted profit per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted earnings per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive. However, due to the loss reported for the year ended December 31, 2018, these instruments issued have antidilutive effect and, therefore, were not considered in the computation of diluted loss per share.

19	Revenue

The Company’s net revenue is as follows:

	2018	2017	2016
Educational content	407,599	277,596	186,838
Other	4,102	2,385	201
Deductions
Taxes	(264)	(154)	(6)
Returns and discounts	(30,456)	(35,445)	(27,763)
Net revenue	380,981	244,382	159,270

		2018			2017
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	299,203	77,940	377,143	216,661	25,425	242,086
Other	3,828	10	3,838	2,296	-	2,296
Total net revenue from contracts with customers	303,031	77,950	380,981	218,957	25,425	244,382
Timing of revenue recognition
Transferred at a point in time	303,031	77,950	380,981	218,957	25,425	244,382
Total net revenue from contracts with customers	303,031	77,950	380,981	218,957	25,425	244,382

		2016
Segments	Core	Supplemental	Total
Type of goods or service
Educational content	159,075	-	159,075
Other	195	-	195
Total net revenue from contracts with customers	159,270	-	159,270
Timing of revenue recognition
Transferred at a point in time	159,270	-	159,270
Total net revenue from contracts with customers	159,270	-	159,270

The Company’s revenues from contracts with customers are all in Brazil.

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income (loss) of R$ 9,588, R$ 5,227 and R$ 5,613 for the years ended December 31, 2018, 2017 and 2016, respectively.

Revenues tax benefits

The Company is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

20	Expenses by nature

	2018	2017	2016
Content providing	41,551	34,452	22,224
Operations personnel	11,477	10,979	9,176
Inventory reserves	7,252	4,481	4,533
Freight	7,687	4,087	2,656
Depreciation and amortization	5,869	3,161	464
Other	6,909	1,357	2,271
Cost of sales	80,745	58,517	41,324
Sales personnel	49,041	26,721	16,598
Depreciation and amortization	11,939	9,799	4,505
Sales & marketing	17,931	9,319	6,078
Customer support	17,274	8,173	4,054
Allowance for doubtful accounts	9,588	5,227	5,613
Real estate rentals	1,923	1,751	993
Other	5,574	4,324	2,476
Selling expenses	113,270	65,314	40,317
Corporate personnel	39,382	24,633	14,700
Third party services	14,269	7,814	5,160
Real estate rents	3,429	1,625	1,327
Travel expenses	2,891	2,034	615
Tax expenses	2,858	1,716	1,256
Software licenses	1,098	1,128	285
Royalties	-	-	473
Fines	-	-	2,390
Share-based compensation plan	60,297	1,890	2,043
Depreciation and amortization	1,786	1,328	788
Other	3,744	6,763	3,613
General and administrative expenses	129,754	48,931	32,650
Total	323,769	172,762	114,291

21	Finance result

	2018	2017	2016
Income from financial investments	11,633	11,415	14,800
Changes in fair value of financial investments	4,322	-	-
Changes in fair value of derivative instruments (a)	19,839	258	32,233
Foreign exchange gains (d)	138	-	-
Other	686	858	134
Finance income	36,618	12,531	47,167
Changes in fair value of derivative instruments (a)	(19,180)	(6,915)	(203)
Changes in fair value of contingent consideration (a)	-	-	(348)
Changes in accounts payable to selling shareholders (b)	(130,378)	-	-
Interest expenses (c)	(9,781)	(11,179)	(90)
Financial discounts granted	(1,911)	(1,266)	(449)
Bank fees	(1,390)	(310)	(163)
Foreign exchange loss (d)	(34,573)	-	-
Other	(1,582)	(719)	(550)
Finance costs	(198,795)	(20,389)	(1,803)
Finance result	(162,177)	(7,858)	45,364

(a)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from business acquisitions and investments in associates and joint ventures, as described in Notes 4 and 11.

(b)	Refers to changes in the value of accounts payable to selling shareholders, comprised of the put and call options, as described in Note 15.

(c)	Refer, mainly, to interest expense on liabilities related to accounts payable to selling shareholders (Note 15).

(d)	On October 3, 2018, the Company transferred US$ 210,000 of the IPO proceeds from the Cayman Islands to bank accounts in Brazil. From September 30 to that date, the Brazilian real had an appreciation against the U.S. dollar, which resulted in a foreign exchange loss of R$ 34,143. These deposits are invested on first-line financial institutions in Brazil and are denominated in Brazilian reais. The remaining balance of net foreign exchange gains and loss refers to remaining cash equivalents denominated in U.S. dollars.

22	Income taxes

(a) Reconciliation of income taxes expense

	2018	2017	2016

Profit (loss) before income taxes	(100,901)	66,356	92,838
Combined statutory income taxes rate - %	34%	34%	34%
	34,306	(22,561)	(31,565)
Income taxes at statutory rates
Reconciliation adjustments:
Share of loss of equity-accounted investees (a)	(269)	(240)	(378)
Effect of presumed profit of subsidiaries (b)	11,080	907	13,523
Permanent differences (c)	(26,097)	-	-
Other additions (exclusions), net	(1,035)	(822)	(23)

Income taxes benefit (expense)	17,985	(22,716)	(18,443)

Effective rate	(17.8)%	34.2%	19.9%

(a)	Refers to the effect of 34% on the share of profit (loss) of investees for the year.

(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(c)	Refers mainly to permanent differences of non-deductible expenses from share-based compensation plan and foreign exchange loss and others.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	2015	Profit or loss	2016	Profit or loss	2017	Change in accounting practice	As of January 1, 2018	Profit or loss	Equity	2018
Deferred tax assets
Tax losses carryforward	-	3,613	3,613	(6)	3,607	-	3,607	757	-	4,364
Temporary differences
Financial instruments from acquisition of interests	722	269	991	6,888	7,879	-	7,879	51,287	-	59,166
Other temporary differences	1,354	779	2,133	1,501	3,634	1,450	5,084	1,501	-	6,585
Share base compensation	1,061	695	1,756	461	2,217	-	2,217	(2,217)	-	-
Tax benefit from tax deductible goodwill (a)	-	-	-	-	-	-	-	-	46,314	46,314
Amortization of intangible assets	-	117	117	1,088	1,205	-	1,205	77	-	1,282
Total deferred tax assets	3,137	5,473	8,610	9,932	18,542	1,450	19,992	51,405	46,314	117,711
Deferred tax liabilities
Financial instruments from acquisition of interests	-	(11,041)	(11,041)	(1,373)	(12,414)	-	(12,414)	(5,752)	-	(18,166)
Other temporary differences	(169)	86	(83)	(265)	(348)	-	(348)	(1,115)	-	(1,463)
Total deferred tax liabilities	(169)	(10,955)	(11,124)	(1,638)	(12,762)	-	(12,762)	(6,867)	-	(19,629)
Deferred tax assets (liabilities), net	2,968	(5,482)	(2,514)	8,294	5,780	1,450	7,230	44,538	46,314	98,082

Deferred tax assets	2,968		3,719		5,860		7,310			99,460
Deferred tax liabilities	-		(6,233)		(80)		(80)			(1,378)

(a)	Refers to the tax benefit generated from the goodwill in the acquisition of EAS interest by GA Holding.

As of December 31, 2018, the Company had unrecognized deferred income tax assets in the amount of R$ 3,545 (2017: R$ 1,006) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

23	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes;

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and mainly all the assets, liabilities and results are allocated in Brazil. Also, based on the agreements signed with private schools as of December 31, 2018 and 2017, none of the customers individually represented more than 5% of total revenue.

	2018
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	303,031	77,950	380,981	-	380,981
Cost of sales	(70,903)	(9,842)	(80,745)	-	(80,745)
Gross profit	232,128	68,108	300,236	-	300,236
Selling expenses	(87,186)	(26,084)	(113,270)	-	(113,270)
Segment profit	144,942	42,024	186,966	-	186,966
General and administrative expenses	-	-	-	-	(129,754)
Other income (expenses), net	-	-	-	-	4,856
Operating profit	-	-	-	-	62,068
Finance income	-	-	-	-	36,618
Finance costs	-	-	-	-	(198,795)
Share of loss of equity-accounted investees	-	-	-	-	(792)
Loss before income taxes	-	-	-	-	(100,901)
Income taxes income	-	-	-	-	17,985
Loss for the year	-	-	-	-	(82,916)

Total assets	1,273,107	62,006	1,335,113	(235)	1,334,878
Total liabilities	254,744	10,485	265,229	(235)	264,994

Other disclosures
Depreciation and amortization	17,997	1,597	19,594	-	19,594
Investments in associates and joint ventures	11,862	-	11,862	-	11,862
Capital expenditures	28,165	8,092	36,257	-	36,257

	2017
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	218,957	25,425	244,382	-	244,382
Cost of sales	(54,317)	(4,200)	(58,517)	-	(58,517)
Gross profit	164,640	21,225	185,865	-	185,865
Selling expenses	(56,318)	(8,996)	(65,314)	-	(65,314)
Segment profit	108,322	12,229	120,551	-	120,551
General and administrative expenses	-	-	-	-	(48,931)
Other income (expenses), net	-	-	-	-	3,299
Operating profit	-	-	-	-	74,919
Finance income	-	-	-	-	12,531
Finance costs	-	-	-	-	(20,389)
Share of loss of equity-accounted investees	-	-	-	-	(705)
Profit before income taxes	-	-	-	-	66,356
Income taxes expense	-	-	-	-	(22,716)
Profit for the year	-	-	-	-	43,640

Total assets	408,321	24,658	432,979	(2,570)	430,409
Total liabilities	118,304	8,940	127,244	(2,570)	124,674

Other disclosures
Depreciation and amortization	12,650	1,638	14,288	-	14,288
Investments in associates and joint ventures	12,654	-	12,654	-	12,654
Capital expenditures	7,183	4,200	11,383	-	11,383

	2016
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	159,270	-	159,270	-	159,270
Cost of sales	(41,324)	-	(41,324)	-	(41,324)
Gross profit	117,946	-	117,946	-	117,946
Selling expenses	(40,317)	-	(40,317)	-	(40,317)
Segment profit	77,629	-	77,629	-	77,629
General and administrative expenses	-	-	-	-	(32,650)
Other income (expenses), net	-	-	-	-	3,606
Operating profit	-	-	-	-	48,585
Finance income	-	-	-	-	47,167
Finance costs	-	-	-	-	(1,803)
Share of loss of equity-accounted investees	-	-	-	-	(1,111)
Profit before income taxes	-	-	-	-	92,838
Income taxes expense	-	-	-	-	(18,443)
Profit for the year	-	-	-	-	74,395

Other disclosures
Depreciation and amortization	5,757	-	5,757	-	5,757
Capital expenditures	7,154	-	7,154	-	7,154

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the years ended December 31, 2018, 2017 and 2016.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Segment assets, liabilities and results

Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

All adjustments and eliminations are part of detailed reconciliations presented above.

(a) Reconciliations

(i) Segment profit

Segment profit excludes general and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes in order to demonstrate the results without the influence of shared service center expenses or significant items of income and expenses which may have an impact on the quality of earnings such as restructuring costs, legal expenses, and impairments.

There were no adjustments or eliminations in the profit or loss between segments.

24	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2018
Trade receivables	-	136,611	136,611
Financial investments	2,370	808,789	811,159
Financial instruments from acquisition of interests	26,630	-	26,630
Cash and cash equivalents	12,301	-	12,301
	41,301	945,400	986,701

	Assets at FVPL	Loans and receivables	Total
December 31, 2017
Trade receivables	-	94,936	94,936
Financial investments	36,686	46,522	83,208
Financial instruments from acquisition of interests	12,511	-	12,511
Cash and cash equivalents	834	-	834
	50,031	141,458	191,489

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2018
Trade payables	-	14,845	14,845
Financial instruments from acquisition of interests	25,097	-	25,097
Accounts payable to selling shareholders	-	181,381	181,381
	25,097	196,226	221,323
December 31, 2017
Trade payables	-	3,918	3,918
Financial instruments from acquisition of interests	13,637	-	13,637
Accounts payable to selling shareholders	-	58,003	58,003
	13,637	61,921	75,558

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 25.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss, related to multimarket investment fund which investments were entered to achieve 102.3% of the CDI. The Company designated these investments at fair value through profit or loss, given the swaps exist solely for the counterparty to deliver a fixed return on CDI. See Note 6 for more details on the financial investments.

Derivative instruments

The Company acquired entities under business combinations and through the acquisition of interests in associates and joint ventures. The share purchase agreements contain put and call options and forward contracts that are also measured at fair value through profit or loss.

As of and for the years ended December 31, 2018, 2017 and 2016 none of the Company’s derivatives have been designated as hedges for accounting purposes.

(ii) Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (costs) in profit or loss (gain of R$ 659, loss of R$ 6,657 and gain of R$ 31,682 for the years ended in December 31, 2018, 2017 and 2016, respectively).

(b) Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	2018	2017
Financial assets
Cash and cash equivalents	Level 2	12,301	834
Financial investments	Level 2	2,370	36,686
Derivative financial instruments	Level 3	26,630	12,511

Financial liabilities
Derivative financial instruments	Level 3	25,097	13,637

As of December 31, 2018 and 2017, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statements periods presented herein.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;

•	the fair value of derivatives is calculated with Black & Scholes; and

•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All of the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the years ended December 31, 2018, 2017 and 2016.

Recurring fair value measurements	Financial instruments from acquisition of interests (assets)	Financial instruments from acquisition of interests (liabilities)
Balance as of December 31, 2015	2,901	(20,474)
Acquisitions	8,851	(29,724)
Deferred revenue in Escola de Aplicação São José dos Campos	-	(201)
Disposals	(2,501)	-
Gains/(losses) recognized in statement of income	11,359	20,323
Balance as of December 31, 2016	20,610	(30,076)
Acquisitions	-	(364)
Disposals	(4,542)	19,852
Deferred revenue in Escola de Aplicação São José dos Campos	-	51
Losses recognized in statement of income	(3,557)	(3,100)
Balance as of December 31, 2017	12,511	(13,637)
Payment of capital increase in Geekie	-	2,000
Deferred revenue in Escola de Aplicação São José dos Campos	-	50
Gains (losses) recognized in statement of income (loss)	14,119	(13,510)
Balance as of December 31, 2018	26,630	(25,097)

(iv) Transfers between levels 2 and 3

In the years ended December 31, 2018, 2017 and 2016, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets and liabilities independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

25	Risk

(a) Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of December 31, 2018.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018, 2017 and 2016.

(i) Foreign exchange risk

The Company’s exposure to foreign currency risk as of December 31, 2018 and December 31, 2017, was as follows:

	2018	2017
Cash and cash equivalents (Note 5)	3,615	-

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses. The IPO proceedings were received in U.S. dollar but are not expected to be maintained in such currency.

Sensitivity analysis

The sensitivity analysis as of December 31, 2018 consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of December 31, 2018 of R$ 3.8742 per US$ 1.00;

•	Scenario I - a 10% increase in the U.S. dollar exchange rate to R$ 4.2616; and

•	Scenario II - a 10% decrease in the U.S. dollar exchange rate to R$ 3.4867.

The table below set forth the sensitivity analysis as of December 31, 2018, for the amount of cash and cash equivalents denominated in U.S. dollar of US$ 933 thousand:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 3.8742	Exchange rate: R$ 4.2616	Exchange rate: R$ 3.4867
Finance income (costs)	-	R$ 362	R$ (362)

(ii) Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve its goals, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2018	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	-	14,845	-	-	-	14,845
Financial instruments from acquisition of interests	-	13	38	25,046	-	25,097
Accounts payable to selling shareholders	-	-	830	180,551	-	181,381
	-	14,858	868	205,597	-	221,323

As of December 31, 2017	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	42	3,870	6	-	-	3,918
Financial instruments from acquisition of interests	-	-	1,784	11,853	-	13,637
Accounts payable to selling shareholders	-	-	14,936	43,067	-	58,003
	42	3,870	16,726	54,920	-	75,558

(iii) Financial counterparty risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties. To mitigate these risks, the Company adopts as practice the analysis of the financial and equity situation of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

(iv) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on cash equivalents and financial investments.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of December 31, 2018 the CDI rate was 6.42%.

As of December 31, 2018, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

	Exposure	+10%	-10%

Cash, bank deposits and cash equivalents	8,686	56	(56)
Financial investments	810,812	5,205	(5,205)

The Company has derivatives (calls and put options) on non-controlling interests in associates and joint ventures acquired. The fair value of these derivatives is calculated using multiple scenarios and intrinsic methods. The major inputs are: exercise price, exercise date, volatility and gross profit of the associates and joint ventures.

The Company performed evaluation of their fair value at the end of each year in order to account for any changes to it, as disclosed in Note 24. These derivatives, which are not publicly traded, have specific conditions that do not enable the Company to present a sensitivity analysis in relation to specific interest rates or market indexes. Also, these derivatives are part of the Company’s strategy to acquire companies directly related to its continuous growth and are considered by the Company as a deferred payment to the previous shareholders' of the acquirees.

Changes in liabilities arising from financing activities

	January 1, 2017	Cash flows	Other	December 31, 2017	Cash flows	Other	December 31, 2018
Dividends payable	17,843	(75,053)	67,721	10,511	(85,000)	82,266	-
Total	17,843	(75,053)	67,721	10,511	(85,000)	82,266	-

26	Commitments and contingencies

(i) Operating lease commitments – Company as a lessee

The Company has entered into operating leases for certain offices and facilities. These leases have a term of 2.5 to 10 years. The Company has the option, under some of its leases, to lease the assets for additional terms of 2.5 years.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2018 and 2017 are as follows:

	2018	2017

Within one year	5,293	4,203
After one year but not more than three years	11,218	6,386
After three years but not more than five years	9,596	3,959
More than five years	1,290	3,160
Total	27,397	17,708

(ii) Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Labor	Taxes	Total

Balance at December 31, 2017	-	-	-
Additions	17	124	141
Reversals	-	(10)	(10)
Balance at December 31, 2018	17	114	131

As of December 31, 2018, the Company was party to lawsuits classified as possible losses totaling R$ 5,170 (2017: R$ 4,588), as shown below:

	2018	2017

Civil (a)	4,425	4,133
Labor (b)	745	455
Total	5,170	4,588

(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

27	Transactions not involving cash

During the years ended December 31, 2018, 2017 and 2016, the Company carried out the following non-cash activities, which are not reflected in the statement of cash flows:

	2018	2017	2016

Share issuance costs – unpaid	674	-	-
Tax benefit from tax deductible goodwill (Note 22b)	46,314	-	-
Investing - accounts payable to selling shareholders	-	58,003	8,143
Investing - derivative financial instruments	-	-	1,420
Business combinations - derivative financial instruments	-	-	19,655

28	Subsequent events

Sale of Escola de Aplicação São José dos Campos Ltda.

On January 2, 2019, the Company entered in an agreement to sell its shares of Escola de Aplicação São José dos Campos Ltda. to the minority shareholders, which is part of the Company’s Core segment. The transaction price of R$ 3,741 will be received in 16 quarterly installments from January 2022 to October 2025, adjusted by the IGP-M (Brazilian general market price index issued by the FGV – “Fundação Getúlio Vargas”). The balance of investments in Escola de Aplicação São José dos Campos Ltda. is negative in R$ 667, as of December 31, 2018.

The transaction’s rationale was to remain efficient and to keep focus on our main businesses.

As of and for the year ended December 31, 2018, the main balances of Escola de Aplicação São José dos Campos Ltda., are as follows:

2018

Assets	1,105
Liabilities	2,065
Equity	(961)
Net revenue	4,387
Loss for the year	(1,750)

Geekie transaction

On January 17, 2019, the Company entered into an agreement with its associated company Geekie buying 100.00 debentures issued at same date at par value of R$ 100.00 (a hundred reais) each, totaling R$ 10,000. The debentures are due in June 2022 and bear interest of 110% of the CDI. The debentures are convertible at the option of Arco on maturity at the same mechanics of the call and put options presented in the investment agreement, as described in Note 11.

On the same date, the Company lent R$ 4,000 to Geekie Partners S.A., the controlling shareholder of Geekie, through a mutual agreement with bullet payment in June 2022, interest of 110% of the CDI, and with their entire interest on Geekie’s shares as collateral to the transaction.

The total transaction totaled R$ 14,000 and has the purpose to support Geekie’s working capital needs.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: March 20, 2019